[Letterhead of Ameritrade Holding Corporation]

July 22, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Ameritrade Holding Corporation (the “Company”) we respectfully submit this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Paul Cline dated July 13, 2005 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter.

Staff Comment 1: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Please tell us the price of Knight’s stock on the date you entered into the prepaid variable forward contracts and the notional amount of each of the variable forward contracts.

Company response:

The Company entered into three tranches of prepaid variable forward contracts. The following table summarizes information for each of the three tranches individually and in total:

				Weighted
				Averages/
	Tranche 1	Tranche 2	Tranche 3	Totals
Transaction date	2/28/2003	4/7/2003	6/5/2003
Hedging dates	2/27/2003	2/28/03-3/21/03	5/30/03-6/5/03
Underlying Class A shares of Knight	5,200,000	194,457	2,512,893	7,907,350
Closing Knight market price as of transaction date	$4.8700	$4.4100	$6.9300	$5.5133
Average Hedge Price	$4.7700	$4.8288	$6.2157	$5.2309
Notional Amount (Avg. hedge price times number of shares)	$24,804,000	$938,992	$15,619,353	$41,362,345
Maturity Date	2/28/2007	4/7/2006	6/5/2006
Cap Price	$5.7240	$5.5531	$7.1480	$6.1723
Floor Price	$4.7700	$4.5874	$5.9049	$5.1262

Staff Comment 2: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Based on your description of the prepaid variable forward contracts it appears that these contracts allow you to transfer to the counterparty all market declines on the 7.9 million Knight shares below $5.13, and allow you to keep increases in Knights shares above $5.13, but only to a maximum benefit equal to $6.17 per share. Please tell us whether our understanding is correct.

Company response:

Your understanding is substantially correct. However, the $5.13 floor price and $6.17 cap price you referenced are weighted averages of the three tranches, as indicated in Note 16 of the Notes to Consolidated Financial Statements. Each tranche has separate cap and floor prices, as summarized in the table in our response to Staff Comment 1 above. For example, for tranche #1, all market declines below the $4.77 floor price are transferred to the counterparty, and the Company does not benefit from any market increases above the $5.724 cap price.

Securities and Exchange Commission, July 22, 2005

Staff Comment 3: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Please provide us with an example that details how settlement of the prepaid variable forward contracts would be calculated if the market price of Knight’s stock is greater than the cap price on the maturity date of each forward contract. For example, please assume that the stock price is $7.17 on the maturity date of each of contracts.

Company response:

If the market price of the Knight stock at maturity is greater than the cap price, the counterparty will be entitled to receive the number of shares of Knight, or its cash equivalent, equal to the ratio of the floor price plus the excess of the market price over the cap price, divided by the market price, for each underlying share. Using tranche #1 as an example, the ratio would be calculated as follows:

[$4.77 floor price + ($7.17 market price less $5.724 cap price)] ÷ $7.17 market price = 0.86694561

Applying this ratio to the 5.2 million underlying shares in tranche #1 would result in the Company being required to deliver 4,508,117 shares to the counterparty. The following table summarizes the $7.17 market price scenario for each of three tranches individually and in total:

				Weighted
				Averages/
	Tranche 1	Tranche 2	Tranche 3	Totals
Floor Price (a)	$4.7700	$4.5874	$5.9049	$5.1262
Cap Price (b)	$5.7240	$5.5531	$7.1480	$6.1723
Market price assumption (c)	$7.1700	$7.1700	$7.1700	$7.1700
Settlement ratio: [(a) + (c) - (b)] ÷ (c)	0.86694561	0.86531381	0.82662483	0.85409185
Times: Underlying Class A shares of Knight (d)	5,200,000	194,457	2,512,893	7,907,350

Shares to be delivered to counterparty (e)	4,508,117	168,266	2,077,220	6,753,603

Shares retained & sold in the open market (f): (d) minus (e)	691,883	26,191	435,673	1,153,747

Value of shares retained & sold in the open market: (f) times (c)	$4,960,800	$187,787	$3,123,778	$8,272,365

Staff Comment 4: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Please assume in the example above that you choose to settle the contracts by transferring Knight shares. We assume that in the example above you would transfer 6.6 million shares, and sell the remaining 1.3 million shares in the market. Please tell us the total cash proceeds you would receive from this type of settlement. Tell us whether the cash you received on the sale is effectively capped at $6.17 per share.

Company response:

Your assumption is substantially correct, except that the calculation actually results in 6.75 million shares transferred to the counterparty and 1.15 million shares to be sold in the market, as calculated in the table in our response to Staff Comment 3. The total cash proceeds we would receive from this type of settlement is $8,272,365, also calculated in the table in our response to Staff Comment 3. Regarding your question as to whether the cash received is effectively capped at $6.17, we should clarify again that the $6.17 per share is a weighted average of the three tranches; however, the cash received is effectively capped at the cap price for each individual tranche. Using tranche #1 as an example, for any market price exceeding the $5.724 cap price, the value of shares retained to be sold in the open market equates to $4,960,800.

If you have any questions concerning the above responses, please contact me at (402) 597-7781 or William J. Gerber at (402) 827-8933.

Very truly yours,

/S/ JOHN R. MACDONALD

John R. MacDonald Executive Vice President, Chief Financial Officer and Treasurer